

CORNERSTONE

Strength.
Stability.
Reliability.

HF FINANCIAL CORP.

2009 Summary Report

A Cornerstone

For businesses. For individuals. For our community.

HF Financial Corp. (HFFC), a unitary thrift holding company, was formed in November 1991 for the purpose of owning all of the outstanding stock of Home Federal Bank, its principal banking subsidiary. Home Federal Bank provides full-service consumer and commercial business banking, including an array of financial products and services, to meet the needs of its marketplace. HF Financial is headquartered in Sioux Falls, South Dakota.

A year of record growth and prudent execution

$1.2 Billion in assets

In fiscal 2009, HF Financial continued to benefit from significantly improved operating metrics and the overall economic strength of our market area. While we did experience some economic weakness in parts of our market area, both our net interest margin and non-interest income were up on a year-over-year basis, the result of favorable lending rates and solid growth in our loan portfolio.

Financial highlights for the year included:

- 18.3 percent net interest income growth
- 11.0 percent diluted earnings per common share growth
- Net interest margin* of 3.32 percent versus 3.16 percent in 2008
- Record diluted EPS of $1.61 versus $1.45 per common share in 2008
- Strong loan volume gains in agricultural lending

** Expressed on fully taxable equivalent basis.*


Diluted Earnings Per Common Share Growth
2005 $1.29
2006 $1.13
2007 $1.33
2008 $1.45
2009 $1.61


Asset Growth (in millions)
2005 $897.9
2006 $961.3
2007 $1,001.5
2008 $1,103.5
2009 $1,176.8


Deposit Growth (in millions)
2005 $681.2
2006 $769.0
2007 $815.9
2008 $784.2
2009 $837.9

Abbreviated Financial Highlights:
(in thousands)

	2009	2008	2007	2006	2005
Interest and Dividend Income	$60,688	$63,174	$61,874	$53,411	$44,946
Interest Expense	$25,359	$33,298	$36,240	$27,762	$18,747
Net Interest Income	$35,329	$29,876	$25,634	$25,649	$26,199
Net Interest Income after Provision for Loan and Lease Losses	$33,650	$27,882	$24,436	$20,370	$23,518
Non Interest Expense	$34,566	$30,606	$29,605	$26,499	$24,936
Income Before Taxes	$11,686	$8,609	$8,027	$6,722	$7,596
Net Income	$7,816	$5,843	$5,383	$4,508	$5,165
Earnings Per Common Share (diluted)	$1.61	$1.45	$1.33	$1.13	$1.29

Letter to Shareholders

A Cornerstone:
For our customers, our communities

To our shareholders:

In the past 12 months, the financial services industry – money-center banking in particular – has experienced one of the most unsettling years since the Great Depression. A near-catastrophic housing crisis, triggered by the instability of more than $7 trillion in sub-prime mortgages, put our nation's entire financial infrastructure at risk.

While it appears the immediate crisis has passed, our industry continues to experience the aftershocks from these events, introducing a new level of uncertainty in our industry. Federal bank regulatory agencies are in the process of evaluating the regulation of banks. Increased regulation could require banks to maintain more capital, liquidity and risk management that could adversely affect growth, profitability and financial condition.

We believe the banking crisis of 2008 was the result of widespread disregard for even the most fundamental tenets of lending, and the fallout from that has helped rid our industry of many unscrupulous and reckless operators. At the same time, it has rewarded those of us who have maintained sound lending practices and underwriting standards.

HF Financial never ventured into the sub-prime lending world, and throughout this crisis we have maintained the same high risk-control and underwriting standards that have sustained us for *80 years*. It is, in fact, propitious that we opened our doors for business in 1929, the year that marked the beginning of the Great Depression, and that we have grown and prospered – buttressed by time-tested business practices – through that first difficult decade, five wars and 10 subsequent recessions. The result: HF Financial can count itself among the region's most trusted financial institutions – a partner for businesses, individuals and communities. A cornerstone.

	Return on Equity
2005	9.66%
2006	8.23%
2007	9.01%
2008	9.12%
2009	9.73%

	Return on Assets
2005	0.60%
2006	0.49%
2007	0.55%
2008	0.57%
2009	0.68%

	Stockholders' Equity (in millions)
2005	$53.6
2006	$56.1
2007	$62.3
2008	$64.2
2009	$68.7



Curtis L. Hage, Chairman, President & Chief Executive Officer, HF Financial Corp.

A Strong Region. A Strong Bank.

HFFC mirrors its people and the strong, Midwestern values that make this region one of the most stable in the U.S. Over the years, South Dakota has learned from its mistakes and from its occasional excesses. We believe that our market areas did not overbuild our housing stock, and our overall mix of commercial enterprises has remained balanced. Our farm communities are made up of thoughtful, prudent business men and women.

In fact, while the rest of the nation has struggled through one of the worst recessions since World War II, South Dakota's economy continued to expand in 2008, growing by 5.0 percent over 2007. During the same time period that the U.S. economy lost almost 560,000 jobs, South Dakota added 4,908 jobs to its payrolls. True, our unemployment rate did rise to 5.1 percent as of June 30, 2009; nonetheless, it remained substantially below the 9.5 percent national average.

(continued)

15 Years of Dividend Increases

1995	$0.16
1996	$0.18
1997	$0.20
1998	$0.23
1999	$0.31
2000	$0.33
2001	$0.35
2002	$0.36
2003	$0.38
2004	$0.39
2005	$0.40
2006	$0.41
2007	$0.42
2008	$0.43
2009	$0.45

A Record Year

Our financial results in fiscal 2009 reflected both the strength of our region and the experience that comes from 80 years of sound and stable banking practices. HF Financial reported record earnings of $7.8 million, or $1.61 in diluted earnings per common share, versus $5.8 million, or $1.45 in diluted earnings per common share, for the comparable period in fiscal year 2008, an 11.0 percent increase year-over-year.

Net interest income for the fiscal year totaled $35.3 million, up $5.5 million, or 18.3 percent, over the prior year, and our fully taxable net interest margin was 3.32 percent compared to 3.16 percent in fiscal 2008. Non-interest income for the year totaled $12.6 million, up $1.3 million, or 11.2 percent, growth driven by an increase in the gain on sale of loans and securities of approximately $1.6 million and also by the steady growth in fees from mortgage servicing, which represented 18 percent of our non-interest income. Several years ago, we made a significant investment in the infrastructure necessary to manage this business; now that investment is paying off. In addition, fees on deposits increased $372,000.

We have made these strides against the backdrop of a significant downturn in the national economy, but we have not been untouched by the overall weakness in the economy. The ratio of non-performing loans and leases to total loans and leases at the end of the fiscal year increased to 1.32 percent from 0.39 percent at the end of fiscal 2008. However, the uptick in this ratio was primarily attributable to a single credit relationship of $7.9 million out of the non-performing loan and lease total of $11.5 million as of June 30, 2009. Indeed, our full-year provision for loan and lease losses totaled $1.7 million, versus $2.0 million in the prior fiscal year, and the company ended the year in a net recovery position of $858,000 to the allowance for loan and lease losses, compared to net charge-offs of $1.9 million last year. We believe the credit performance of the loan portfolio held up well throughout fiscal 2009.

Balance Sheet Performance

Our balance sheet remains strong – and growing. Loans and leases receivable at June 30, 2009 totaled $851.3 million, an increase of $67.6 million over last year. During fiscal 2009, consumer indirect loans decreased $22.9 million, to $21.4 million, while agriculture loans increased $71.0 million, to $231.3 million. Deposits at June 30, 2009, totaled $837.9 million, an increase of $53.6 million, or 6.8 percent, from the balance at June 30, 2008. During fiscal year 2009 public fund account balances increased $26.2 million; in-market certificates of deposit increased $75.3 million, to $401.3 million from $326.0 million, while money market accounts and out-of-market deposits decreased $26.5 million and $6.2 million, respectively.
(continued)

2009 Total Loans & Leases

Commercial Business and Real Estate	37.8%
Agriculture	27.2%
Consumer Direct	13.7%
One-to-Four Family	10.0%
Multi-Family Real Estate	5.7%
Consumer Indirect	2.5%
Equipment Finance Leases	1.9%
Construction	1.2%


37.8%
27.2%
13.7%
10.0%
5.7%
2.5%
1.9%
1.2%

2008 Total Loans & Leases

Commercial Business and Real Estate	38.7%
Agriculture	20.4%
Consumer Direct	13.5%
One-to-Four Family	12.8%
Multi-Family Real Estate	5.8%
Consumer Indirect	5.6%
Equipment Finance Leases	2.5%
Construction	0.7%


38.7%
20.4%
13.5%
12.8%
5.8%
5.6%
2.5%
0.7%

Ratio of Non-Performing Loans and Leases (as percent of total)


2005 1.01%
2006 0.46%
2007 0.45%
2008 0.39%
2009 1.32%


HOME
FEDERAL
BANK

To our shareholders *(continued)*

Looking Forward

While we are concerned with the economic and regulatory landscape, we are at this point confident in our strategy and heartened by the progress we continue to make in the development of our market area, our customer base and our overall banking footprint in South Dakota and southwestern Minnesota.

We remain focused on building our cornerstone banking businesses of personal banking, commercial and agriculture banking, and wealth management services. In the past several years, we have made investments in our infrastructure, technology and human capital, with the specific aim to capitalize on these businesses.

For HF Financial, our community banking model remains strong – indeed, more viable than ever. Bombarded by negative headlines nationally, many traditional financial services relationships are being tested, and consumers and businesses are increasingly turning to community-based providers for services – face-to-face contact with people they know and trust, and products they understand. For example, we have been able to attract increasing levels of business from high-quality operators seeking out stable, locally-based sources of financing in both agricultural lending and small business lending, with each of these segments being helped by our growing presence in locations such as Mitchell, Watertown and Yankton, as well as Aberdeen, Brookings and Pierre.

The contraction in some parts of the financial services industry also has allowed us to attract top-notch talent – officers, analysts and portfolio managers. The ability to grow in this fashion was one of several reasons we chose to return the investment we accepted from the federal government as part of the government's Capital Purchase Program (CPP) designed to help stimulate



Our community banking model remains strong and viable: Home Federal's new Watertown, S.D. branch opened in July.

lending when credit markets seized up in late 2008. Our strong capital structure allowed us to participate in this program – at a time when other banks were unwilling to do so. We nonetheless have continued to expand our lending activities. In fiscal 2009, our extensions of new, refinanced and extended credit totaled $484.2 million, a 13 percent increase over the prior year. And the new people we've hired have brought new business and relationships, further expanding our footprint in our market area.

We intend to continue to evaluate potential expansion opportunities in the normal course of our business, and are particularly pleased with the opening of our new Watertown branch. We plan to continue to grow our lending activities through organic growth and/or, if appropriate opportunities arise, possible acquisitions of banks, thrifts and other financial services companies.

Trusted advisor. Locally based. Knowledgeable. Prudent. These are not just words for us – they are values that we have embraced and have brought to our business for 80 years – setting a cornerstone for the growth, the prosperity and the stability that defines our region.

As always, thank you for your investment and the trust you place in HF Financial.

Sincerely yours,



Curtis L. Hage
Chairman, President & Chief Executive Officer
HF Financial Corp.

A Cornerstone for Families and Affordable Living

In fiscal 2009, home mortgages continued to comprise an important element of our business and our loan portfolio. South Dakota's strong economy continues to support a prudent and growing mortgage-lending business, both for single family homes and multi-family properties. This past year we benefitted from strong refinancing activity and a lower cost of funds, which helped us improve our margins in this segment of our business.

In mid-2006, Home Federal Bank, our banking subsidiary, purchased the rights to service additional mortgages primarily held by the South Dakota Housing Development Authority, a source of business that has historically been more stable than traditional loan servicing. This purchase, and the growth in this business since then, has allowed us to leverage significant investments in the necessary infrastructure to service those loans. In fiscal 2009, our servicing income grew by more than $90,000 to $2.3 million. We view this income stream as an important component of a diversified, reliable revenue mix.

Total One-to-Four Family Mortgage Assets (in millions)

2005	$106.8
2006	$108.3
2007	$125.5
2008	$108.5
2009	$94.2

Loan Servicing Income (in thousands)

2005	$1,248
2006	$1,123
2007	$1,793
2008	$2,209
2009	$2,301





Home Federal's Senior Leadership Team:

Top: Darrel L. Posegate, Executive Vice President, Chief Financial Officer and Treasurer, HF Financial Corp., and President, Home Federal Bank

Bottom: Michael Westberg, Senior VP/Corporate Strategy

$838 Million

Deposits reach all-time high, helping boost loan growth, net interest margin

In fiscal 2009, HF Financial's sources of funds continued to benefit from the low interest rate environment. With a cost of funds for the year of 2.65 percent, we were able to increase our net interest margin* to 3.32 percent from 3.16 percent in fiscal 2008. As was the case in 2008, we focused significantly more energy toward generating in-market deposits, electing to reduce our out-of-market exposure in both consumer lending and in out-of-market certificates of deposit, money market accounts and other sources of lower cost wholesale deposits.

We also took extra measures to protect our customers. In 2008, the federal government provided expanded coverage for deposit accounts – protecting deposits up to $250,000. We chose in 2009 to purchase additional FDIC insurance to provide our customers with unlimited insurance for transaction accounts. This expanded coverage allowed us to insure an additional $61 million in Home Federal transaction accounts, as of the end of fiscal year 2009.


Total Certificates of Deposit
(in millions)
2005 $273.0
2006 $320.2
2007 $363.4
2008 $353.3
2009 $422.3


Money Market Accounts
(in millions)
2005 $209.1
2006 $232.5
2007 $212.5
2008 $171.7
2009 $145.2


Non-Interest Bearing Accounts
(in millions)
2005 $85.7
2006 $84.8
2007 $86.7
2008 $90.6
2009 $94.1

* *Expressed on fully taxable equivalent basis.*



Home Federal's Senior Leadership Team:
David A. Brown, Senior VP/Community Banking

Agriculture. Business.
Pillars of a strong regional economy

In the past several years, as HF Financial has expanded its footprint throughout southeastern South Dakota, we have significantly increased our participation in the agricultural industry. Home Federal has built its agricultural loan portfolio to cover a diverse range of agricultural enterprises, including grain production, and dairy and livestock operations.

Home Federal also experienced healthy growth in its commercial real estate and business lending activities.

Agricultural Business and Real Estate Lending (in millions)

2005	$74.0
2006	$89.4
2007	$116.7
2008	$160.3
2009	$231.3

Commercial Business Real Estate Lending (in millions)

2005	$223.6
2006	$247.6
2007	$275.6
2008	$303.4
2009	$322.4

Home Federal's Senior Leadership Team:

Brent R. Olthoff, Senior VP/Chief Financial Officer and Treasurer



Home Federal's Senior Leadership Team:

Left: Jon M. Gadberry, Senior VP/Wealth Management

Right: Pamela F. Russo, Corporate Secretary







Home Federal's Senior Leadership Team:
Natalie A. Sundvold, Senior VP/Service and Support

A Strong Region. A Strong Bank:
A Cornerstone for businesses, individuals

With the national economy continuing to struggle from the combined effects of high unemployment, weak consumer spending and the lingering effects of a steep drop in housing values, the economy in Sioux Falls – and South Dakota in general – have continued to exhibit much more resiliency to these trends. This, combined with its own cycle-tested business practices, has allowed HF Financial to maintain its strong balance sheet, a solid – and growing – loan portfolio and a growing base of deposits.

Unemployment Rates, June 30, 2009*

	Unemployment Rate
National	9.5%
South Dakota	5.1%

* Source: South Dakota Governor's Office of Economic Development

Steadily Rising Housing Values

Nationwide, home prices declined an average of 3.3 percent in the 12 months ended March 31, 2009, according to the Federal Housing Finance Agency. Housing prices in Sioux Falls increased just under one percent in that comparable period.

	Housing Values (median existing home price)
2000	$108,700
2001	$114,500
2002	$119,200
2003	$121,300
2004	$127,300
2005	$136,400
2006	$133,700
2007	$144,500
2008	$142,000
2009	$146,000

Source: www.realtor.org





Home Federal's Senior Leadership Team:
Left: Mary F. Hitzemann, Senior VP/Human Resources
Right: Becky N. Stritecky, VP/Compliance

Strong Employment Picture

Civilian Labor Force, Employment and Unemployment – Sioux Falls MSA

Year	Labor Force	Employment	Unemployment	%Unemployed
1980	63,142	60,243	2,899	4.6%
1990	74,228	72,125	2,103	2.8%
2000	91,773	90,342	1,431	1.6%
2007	125,695	122,400	3,295	2.6%
2008	129,319	125,895	3,423	2.6%

Source: SD Department of Labor

The above statistics, as well as the other South Dakota economic statistics set forth herein, appear to support management's belief that the South Dakota economy is currently faring better than most other states; however, no assurances are given that any of these favorable trends will continue in the future.

Expanding our footprint; serving our communities

33 offices | 19 communities | 706 square miles | 400,000 population


Aberdeen
Watertown
2 Locations
Pierre
Brookings
Colman
Dell Rapids
Mitchell
2 Locations
Crooks
Hartford
Brandon
Sioux Falls
12 Locations
Parker
Harrisburg
Freeman
Lennox
Canton
South Dakota
Yankton
2 Locations
Dakota Dunes

Home Federal is poised for growth: A community celebration and ribbon-cutting ceremony marked the grand opening of a new branch office in Watertown, SD.


HOME


Marshall
Minnesota

Mission

To be the leading financial services provider to businesses and individuals in the communities we serve. Simply stated, we make financial dreams come true!

Vision

To totally focus on our customers and realize that they are the reason we are here.

To have empowered employees building long-term relationships by providing products and services that exceed our customers' expectations.

To be on the leading edge of change occurring in the financial services industry and to possess the needed technology to distribute products and services to our customers.

To seek every opportunity to solve our customers' needs by identifying and presenting the right products and services.

Core Values

To care about our customers and associates.

To deliver superior service to our customers.

To always treat our customers, and each other, with respect, honesty, integrity and fairness.

To be an integral part of the communities we serve.

Consolidated statements of financial condition

June 30, 2009, 2008 and 2007
(Dollars in Thousands)

	2009	2008	2007
Assets			
Cash and cash equivalents	18,511	21,170	22,476
Securities available for sale (Note 2)	222,910	225,004	142,223
Federal Home Loan Bank stock (Note 7)	12,476	11,245	5,058
Loans held for sale (Note 3)	14,881	8,796	8,776
Loans and leases receivable (Note 3)	842,812	777,777	761,599
Accrued interest receivable	7,598	7,540	8,495
Office properties and equipment, net of accumulated depreciation (Note 5)	16,917	14,849	15,830
Foreclosed real estate and other properties	1,085	643	508
Cash value of life insurance	14,594	14,050	13,519
Servicing rights (Note 4)	11,768	11,189	10,871
Goodwill, net	4,951	4,951	4,951
Other assets (Note 10)	8,293	6,280	7,148
Total assets	**1,176,796**	**1,103,494**	**1,001,454**
Liabilities & Stockholders' Equity			
Liabilities			
Deposits (Note 6)	837,868	784,237	815,864
Advances from Federal Home Loan Bank and other borrowings (Note 7)	212,869	198,454	68,600
Subordinated debentures payable to trusts (Note 8)	27,837	27,837	27,837
Advances by borrowers for taxes and insurance	11,899	10,795	10,337
Accrued expenses and other liabilities (Note 14)	17,648	17,968	16,546
Total liabilities	**1,108,121**	**1,039,291**	**939,184**
Stockholders' Equity (Notes 11, 12 and 13)			
Preferred stock, $.01 par value, 500,000 shares authorized, none outstanding	- - - -	- - - -	- - - -
Series A Junior Participating Preferred Stock, $1.00 stated value, 50,000 shares authorized, none outstanding	- - - -	- - - -	- - - -
Common stock, $.01 par value, 10,000,000 shares authorized, 6,109,437 and 6,035,447 shares issued at June 30, 2009, and June 30, 2008, respectively	61	60	60
Common stock subscribed for but not issued	224	95	81
Additional paid-in capital	22,911	21,905	20,898
Retained earnings, substantially restricted	80,735	76,041	71,900
Accumulated other comprehensive (loss), net of related deferred tax effect (Note 17)	(4,359)	(3,001)	(1,502)
Less cost of treasury stock, 2,083,455 and 2,083,455 shares at June 30, 2009, and June 30, 2008, respectively	(30,897)	(30,897)	(29,167)
Total stockholders' equity	**68,675**	**64,203**	**62,270**
Total liabilities and stockholders' equity	**1,176,796**	**1,103,494**	**1,001,454**

(See notes to Consolidated Financial Statements)

Consolidated statements of income

Years Ended June 30, 2009, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

	2009	2008	2007
Interest, Dividend & Loan Fee Income			
Loans and leases receivable	49,460	53,972	54,344
Investment securities and interest-bearing deposits	11,228	9,202	7,530
	60,688	**63,174**	**61,874**
Interest Expense			
Deposits	15,679	24,693	28,505
Advances from Federal Home Loan Bank and other borrowings	9,680	8,605	7,735
	25,359	**33,298**	**36,240**
Net interest income	35,329	29,876	25,634
Provision for losses on loans and leases	1,679	1,994	1,198
Net interest income after provision for losses on loans and leases	33,650	27,882	24,436
Noninterest Income			
Gain on sale of branches, net	- - - -	- - - -	2,763
Fees on deposits	5,761	5,389	5,133
Loan servicing income	2,301	2,211	1,803
Gain on sale of loans, net	1,906	1,197	923
Earnings on cash value of life insurance	641	626	597
Trust income	676	966	936
Commission and insurance income	519	447	500
Gain on sale of securities, net	904	3	- - - -
Total other-than-temporary impairment losses	(3,905)	- - - -	- - - -
Portion of loss recognized in other comprehensive income	3,500	- - - -	- - - -
Net impairment losses recognized in earnings	(405)	- - - -	- - - -
Other	299	494	541
	12,602	**11,333**	**13,196**
Noninterest Expense			
Compensation and employee benefits	20,942	19,616	18,379
Occupancy and equipment	3,981	3,832	3,797
FDIC insurance	1,376	92	93
Checks and data processing expense	2,577	2,416	2,299
Professional fees	1,800	1,166	1,027
Marketing and community investment	1,384	1,292	1,682
Foreclosed real estate and other properties, net	292	181	101
Other	2,214	2,011	2,227
	34,566	**30,606**	**29,605**
Income before income taxes	11,686	8,609	8,027
Income tax expense (Note 10)	3,870	2,766	2,644
Net income	7,816	5,843	5,383
Preferred stock dividends and accretion	1,316	- - - -	- - - -
Net income available to common stockholders	6,500	5,843	5,383
Basic earning per common share (Note 13)	1.62	1.47	1.35
Diluted earning per common share (Note 13)	1.61	1.45	1.33
Dividend declared per common share	0.45	0.43	0.42

(See notes to Consolidated Financial Statements)

Selected consolidated financial and other data

Years Ended June 30, 2009, 2008 and 2007
(Dollars in Thousands, Except Per Share Data)

	2009	2008	2007
Selected Operations Data			
Interest and dividend income	60,688	63,174	61,874
Interest expense	25,359	33,298	36,240
Net interest income	35,329	29,876	25,634
Provision for losses on loans and leases	1,679	1,994	1,198
Net interest income after provision for losses on loans and leases	33,650	27,882	24,436
Noninterest income	12,602	11,333	13,196
Noninterest expense	(34,566)	(30,606)	(29,605)
Income before income taxes	11,686	8,609	8,027
Income taxes	3,870	2,766	2,644
Net income	7,816	5,843	5,383
Average Balances			
Assets	1,150,508	1,031,092	985,825
Interest-earning assets	1,083,054	960,721	916,993
Interest-bearing liabilities	955,184	859,796	824,828
Loans and leases receivable	829,486	775,558	758,455
Deposits	695,141	679,670	690,840
Stockholders' equity	80,334	64,069	59,741
Stockholders' equity to assets	6.98%	6.21%	6.06%
Per Common Share Data (1)			
Basic earnings per common share	1.62	1.47	1.35
Diluted earnings per common share	1.61	1.45	1.33
Dividends declared per common share	0.45	0.43	0.42
Market value:			
High	16.30	18.15	18.50
Low	9.00	14.14	15.45
Close	11.82	16.30	17.52
Book value per share	17.06	16.25	15.52
Shares outstanding, end of period	4,025,982	3,951,992	4,013,364
Significant Ratios			
Interest rate spread (average)	2.95%	2.70%	2.36%
Net interest margin, TE (average) (2)	3.32	3.16	2.85
Return on average assets (3)	0.68	0.57	0.55
Return on average equity (4)	9.73	9.12	9.01
Operating efficiency ratio (5)	69.83	70.75	76.56
Total efficiency ratio (6)	72.12	74.27	76.24
Equity to total assets (end of period)	5.84	5.82	6.22
Dividend payout ratio (7)	27.78	29.25	30.93

(See notes to Consolidated Financial Statements)

(1) All per common share data has been retroactively adjusted for the 10% stock dividend paid on April 24, 2006.
(2) Net interest income divided by average interest-earning assets, expressed on a fully taxable equivalent basis.
(3) Ratio of income to average total assets.
(4) Ratio of income to average stockholders' equity.
(5) Total noninterest expense divided by the sum of net interest income plus total noninterest income excluding net interest expense on trust preferred securities and gain on sale of branches and gain on sale of land.
(6) Total noninterest expense divided by the sum of net interest income plus noninterest income.
(7) Dividends declared per common share divided by net income per share.

HF Financial Corp.

Board Of Directors

Curtis L. Hage
Chairman, President
and Chief Executive Officer

Curtis J. Bernard
Owner and Founder,
Bernard Properties

Charles T. Day
Vice Chair,
Twelve-Step Living Corporation

Christine E. Hamilton
President and Chief Executive Officer,
Christiansen Land and Cattle, Ltd.

Robert L. Hanson
Chief Executive Officer,
Harold's Photo Centers

Bill Pederson
Chief Executive Officer,
Mesa Corp.

Thomas L. Van Wyhe
District Manager,
Trane Company

Corporate Officers

Curtis L. Hage
Chairman, President
and Chief Executive Officer

Darrel L. Posegate
Executive Vice President,
Chief Financial Officer and Treasurer

Pamela F. Russo
Corporate Secretary

Independent Auditors
for Fiscal Year 2009

Eide Bailly, LLP
200 East 10th Street | Suite 500
Sioux Falls, South Dakota 57117

General Counsel

Fulbright & Jaworski, LLP
2100 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Home Federal Bank

Executive Officers

Curtis L. Hage
Chairman and Chief Executive Officer

Darrel L. Posegate
President

Brent R. Olthoff
Senior VP/Chief Financial Officer
and Treasurer

Pamela F. Russo
Corporate Secretary

Senior Officers

David A. Brown
Senior VP/Community Banking

Jon M. Gadberry
Senior VP/Wealth Management

Mary F. Hitzemann
Senior VP/Human Resources

Natalie A. Sundvold
Senior VP/Service and Support

Michael Westberg
Senior VP/Corporate Strategy

Vice Presidents

Rocky A. Boer
Steven J. Carnes
Terry J. Cleberg
Larry D. Deiter
Scott E. Erkonen
Randall D. Fink
Bruce E. Hanson
Dianne K. Harris
Milo L. Hovland
Jeffrey L. Jarratt
Paul S. Jordahl
Eric J. Lundin
Kristi R. Metzger
Val F. Neuberger
Michael R. Pierce
Rick J. Rysavy
Kevin G. Sanchez
Jeffrey E. Scheel
Sandra J. Sieg
Randy P. Snyders
Becky N. Stritecky
Mark S. Swenson
Kirk L. Waugh
Gary A. Weckwerth
Kent F. Wigg

Bank Board Of Directors

Curtis L. Hage
Chairman and Chief Executive Officer

James W. Abbott
President,
University of South Dakota

Curtis J. Bernard
Owner and Founder,
Bernard Properties

Mark R. Buche
President,
Tessier's Inc.

Charles T. Day
Vice Chair,
Twelve-Step Living Corporation

Christine E. Hamilton
President and Chief Executive Officer,
Christiansen Land and Cattle, Ltd.

Robert L. Hanson
Chief Executive Officer,
Harold's Photo Centers

David J. Horazdovsky
President and Chief Executive Officer,
The Evangelical Lutheran Good
Samaritan Society

Bill Pederson
Chief Executive Officer,
Mesa Corp.

Thomas L. Van Wyhe
District Manager,
Trane Company

Shareholder information

Annual Meeting
The Annual Meeting of Shareholders will be held at 2:00 p.m. (CST), Sioux Falls, on November 18, 2009, at the Best Western Ramkota Inn, 3200 West Maple Street, Sioux Falls, South Dakota.

Annual Report on Form 10-K
This Annual Report is intended to provide a concise overview of HF Financial Corp. and its business operations in 2009. It does not include, and is not intended as a substitute for, the information set forth in our Annual Report on Form 10-K for the fiscal year ended June 30, 2009 filed with the Securities and Exchange Commission (the "SEC"). A copy of HF Financial Corp.'s Annual Report on Form 10-K as filed with the SEC may be obtained without charge upon written request to Shareholder Relations, Attn: Corporate Secretary, HF Financial Corp., P.O. Box 5000, Sioux Falls, SD 57117-5000. HF Financial Corp. will furnish to any shareholder any exhibit to the Form 10-K upon the advance payment of HF Financial Corp.'s reasonable expenses in furnishing such exhibits. A copy of the Form 10-K and Summary Annual Report is also available via the Internet at the following website: www.HomeFederal.com, HF Financial Corp. - Investor Relations.

Selective Registered Market Participants
Sterne, Agee & Leach, Inc.
Knight Equity Markets, L.P.
UBS Securities, LLC
Citadel Securities, LLC
Sandler O'Neill & Partners
Merril Lynch, Pierce, Fenner
Automated Trading Desk
Goldman, Sachs & Co.
Keefe, Bruyette & Woods, Inc.
Morgan Stanley & Co., Inc.
Hudson Securities, Inc.
Friedman Billings Ramsey & Co.
FTN Midwest Securitie s Corp.

Dividends
For fiscal year 2009, HF Financial Corp. paid dividends totaling $0.45 per share. The Board of Directors intends to continue the payment of quarterly cash dividends, dependent on the results of operations and financial condition of HF Financial Corp., tax considerations, industry standards, economic conditions, general business practices and other factors the Board of Directors deems relevant. HF Financial Corp.'s ability to pay dividends is dependent on the dividend payments it receives from its subsidiary, Home Federal Bank, which are subject to federal and state regulations; the terms of the agreements on subordinated debentures payable to trusts, should HF Financial Corp. elect to defer interest payments; and the terms of HF Financial Corp.'s line of credit with First Tennessee Bank, NA.

Forward Looking Statements
This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to, those described under Part I, Item 1—"Business," Part I, Item 1A—"Risk Factors," Part II, Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations" and Part II, Item 7A—"Quantitative and Qualitative Disclosures About Market Risk" in our Annual Report on Form 10-K for the year ended June 30, 2009. Forward-looking statements speak only as of the date they are made. Forward-looking statements are based upon management's then-current beliefs and assumptions, but management does not give any assurance that such beliefs and assumptions will prove to be correct. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this Summary Annual Report or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise, except to the extent required by federal securities laws. Based upon changing conditions, should any one or more of the above risks or uncertainties materialize, or should any of our underlying beliefs or assumptions prove incorrect, actual results may vary materially from those described in any forward-looking statement.

Stock Listing

Our common stock is listed on The Nasdaq Global Market under the symbol "HFFC." As of September 17, 2009, 4,044,418 shares of our common stock were issued and outstanding, held of record by approximately 478 stockholders. On September 17, 2009, the last reported sale price of our common stock was $12.50 per share. The table below sets forth the high and low sale prices per share of our common stock on The Nasdaq Global Market and the dividends paid per share of our common stock for the indicated periods.

	High	Low	Dividends
Fiscal 2009			
1st Quarter (Jul-Sep)	$16.30	$12.15	$0.1125
2nd Quarter (Oct-Dec)	$14.06	$ 9.00	$0.1125
3rd Quarter (Jan-Mar)	$13.50	$10.02	$0.1125
4th Quarter (Apr-Jun)	$13.37	$10.75	$0.1125
Fiscal 2008			
1st Quarter (Jul-Sep)	$18.15	$15.72	$0.1050
2nd Quarter (Oct-Dec)	$16.75	$14.14	$0.1075
3rd Quarter (Jan-Mar)	$16.55	$14.92	$0.1075
4th Quarter (Apr-Jun)	$18.03	$16.00	$0.1075

Corporate Headquarters
HF Financial Corp.
225 South Main Avenue
Sioux Falls, SD 57104

Mailing Address
HF Financial Corp.
P.O. Box 5000
Sioux Falls, SD 57117-5000

Registrar and Transfer Agent
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252
1-888-213-0965
www.bnymellon.com/shareowner/isd

Shareholder Relations Department
HF Financial Corp.
225 South Main Avenue
Sioux Falls, SD 57104
(605) 333-7556

HF FINANCIAL CORP.